Exhibit 99.1

Interim Condensed Consolidated Financial Statements September 30, 2013 (Expressed in U.S. dollars) (Unaudited)

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position	3
Interim Condensed Consolidated Statements of Comprehensive Loss	4
Interim Condensed Consolidated Statements of Changes in Equity	5
Interim Condensed Consolidated Statements of Cash Flow	6

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information	7

2.	Basis of preparation	7

3.	Subsidiaries	9

4.	Cash and cash equivalents	9

5.	Advances and accounts receivable	9

6.	Related party transactions	9

7.	Prepaid expenses and deposits	11

8.	Inventories	11

9.	Investment in associate	11

10.	Property, plant and equipment	12

11.	Exploration and evaluation assets	13

12.	Mine under construction	14

13.	Bank loans	14

14.	Employee retention allowance	15

15.	Provision for closure and reclamation	15

16.	Long-term debt	16

17.	Preference shares	16

18.	Share capital	18

19.	Share-based payments	18

20.	Commitments and contingencies	21

21.	Segmented reporting	21

22.	Production costs	24

23.	General and administrative expenses	25

24.	Financial risk management objectives and policies	25

25.	Non-cash transactions	29

26.	Events after the reporting period	29

Banro Corporation

Interim Condensed Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars) (unaudited)

	Notes	September 30, 2013	December 31, 2012
		$	$
Assets
Current Assets
Cash and cash equivalents	4	14,827	27,049
Advances and accounts receivable	5	9,903	7,203
Due from related parties	6b	176	97
Prepaid expenses and deposits	7	14,027	8,283
Inventories	8	26,654	17,999
Total Current Assets		65,587	60,631

Non-Current Assets
Investment in associate	9	1,391	1,459
Property, plant and equipment	10	312,724	307,739
Exploration and evaluation	11	111,135	95,733
Mine under construction	12	292,353	170,225
Total Non-Current Assets		717,603	575,156

Total Assets		783,190	635,787

Liabilities and Shareholders' Equity
Current Liabilities
Bank indebtedness		2,072	-
Accounts payable		45,738	48,380
Accrued liabilities		10,203	6,424
Bank loans	13	29,500	-
Due to related parties	6b	667	66
Employee retention allowance	14	2,584	2,170
Total Current Liabilities		90,764	57,040

Provision for closure and reclamation	15	1,821	777
Long-term debt	16	157,621	154,685
Bank loans	13	13,250	-
Preference shares	17	30,701	-

Total Liabilities		294,157	212,502

Shareholders' Equity
Share capital	18	518,615	456,738
Warrants	16, 18	13,252	13,252
Contributed surplus	19	41,919	37,610
Accumulated other comprehensive income		26	8
Deficit		(84,779)	(84,323)
Total Shareholders' Equity		489,033	423,285
Total Liabilities and Shareholders' Equity		783,190	635,787

Commitments	20	-	-

Common shares (in thousands)
Authorized		Unlimited	Unlimited
Issued and outstanding		252,101	201,882

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation

Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		$	$	$	$
Operating Revenue		27,133	8,692	84,786	8,692

Operating Expenses
Production costs	22	(17,068)	(5,552)	(48,808)	(5,552)
Depletion and depreciation	10	(6,844)	(2,438)	(19,270)	(2,438)
Total mine operating expenses		(23,912)	(7,990)	(68,078)	(7,990)

Gross earnings from operations		3,221	702	16,708	702

Other Expenses
General and administrative	23	(1,656)	(1,137)	(8,889)	(4,870)
Share-based payments	19	(193)	(2,004)	(2,793)	(5,150)
Transaction costs	17	-	-	(2,282)	-
Foreign exchange gain/(loss)		177	254	(254)	241
Interest and bank expenses	13,16	(1,213)	(660)	(3,663)	(1,516)
Interest income		24	76	125	213
Net earnings/(loss) from operations		360	(2,769)	(1,048)	(10,380)

Loss on disposal of property, plant and equipment	10	-	-	(1)	-
Share of loss from investment in associate	9	(13)	(25)	(65)	(104)
Dilution gain/(loss) from investment in associate	9	46	-	(28)	49
(Loss)/gain on change in fair value of preferred shares	17	(3,248)	-	2,199	-
Dividends paid	17	(816)	-	(1,513)	-

Loss for the period		(3,671)	(2,794)	(456)	(10,435)

Item that may be reclassified to profit or loss:
Foreign currency translation differences of foreign investment in associate	9	96	57	18	54
Total comprehensive loss for the period		(3,575)	(2,737)	(438)	(10,381)

Loss per share, basic	18c	(0.01)	(0.01)	(0.00)	(0.05)
Loss per share, diluted	18c	(0.01)	(0.01)	(0.00)	(0.05)

Weighted average number of common shares outstanding
Basic	18c	252,101	200,726	230,946	200,177
Diluted	18c	252,101	203,573	230,946	203,261

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
	Notes	Number of common shares (in thousands	Amount $	Warrants $	Contributed Surplus $	Currency Translation Adjustment $	Deficit $	Total Shareholder's Equity $
Balance at January 1, 2012		197,076	440,738	-	28,061	(27)	(79,762)	389,010
Net loss for the period		-	-	-	-	-	(10,435)	(10,435)
Share-based compensation	19	-	-	-	10,821	-	-	10,821
Stock options exercised		3,754	12,299	-	(4,053)	-	-	8,246
Warrants issued	18	-	-	13,252	-	-	-	13,252
Warrants exercised	18b	80	355	-	-	-	-	355
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	54	-	54
Balance at September 30, 2012		200,910	453,392	13,252	34,829	27	(90,197)	411,303
				-
Net profit for the period			-	-	-	-	5,874	5,874
Share-based compensation	19	-	-	-	3,997	-	-	3,997
Stock options exercised		972	3,346	-	(1,123)	-	-	2,223
Warrants exercised	18b	-	-	-	(93)	-	-	(93)
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	(19)	-	(19)
Balance at December 31, 2012		201,882	456,738	13,252	37,610	8	(84,323)	423,285

Net loss for the period		-	-	-	-	-	(456)	(456)
Issued common shares	18	50,219	61,877	-	-	-	-	61,877
Issued broker warrants	18b	-	-	-	104	-	-	104
Share-based compensation	19	-	-	-	4,205	-	-	4,205
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	18	-	18
Balance at September 30, 2013		252,101	518,615	13,252	41,919	26	(84,779)	489,033

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation

Interim Condensed Consolidated Statements of Cash Flow

(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		$	$	$	$

Cash flows from operating activities
Net loss for the period		(3,671)	(2,794)	(456)	(10,435)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depletion and depreciation	10	6,857	2,450	19,308	2,465
Unrealized foreign exchange gain		(1,069)	(28)	(39)	(35)
Share of loss from investment in associate	9	13	25	65	104
Share based payments	19	193	2,004	2,793	5,150
Employee retention reserve		9	(9)	227	88
Financing costs	16	697	1,329	2,671	1,441
Fair value of preferred shares	17	3,248	-	(2,199)	-
Accretion on closure and reclamation	15	65	10	97	10
Loss on disposal of property, plant and equipment	10	-	-	1	-
Gain on dilution	9	(46)	-	28	(49)
Interest paid	16	(1,111)	(1,070)	(2,135)	(1,070)
Changes in non-cash working capital
Advances and accounts receivable		(1,397)	668	(2,699)	(7,505)
Due from related parties		(76)	(33)	(80)	(67)
Prepaid expenses and deposits		2,563	8,844	(5,758)	(5,934)
Inventory		(4,870)	(2,444)	(8,656)	(2,444)
Accounts payable		6,302	(478)	8,552	(188)
Accrued liabilities		2,323	(5,953)	3,858	(6,194)
Employee retention allowance		(171)	-	(235)	-
Due to related parties		41	(88)	601	24
Net cash flows provided by/(used in) operating activities		9,900	2,433	15,944	(24,639)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(9,170)	(11,964)	(28,536)	(15,018)
Disposal of property, plant, and equipment		-	-	-	10
Expenditures on exploration and evaluation	11	(4,375)	(8,787)	(16,234)	(23,275)
Expenditures on mine under construction, net of pre-production revenue	12	(32,311)	(17,523)	(103,870)	(43,728)
Interest paid	16	(7,711)	(7,704)	(15,365)	(7,704)
Advances from associate	9	(3)	-	(8)	-
Net cash used in investing activities		(53,570)	(45,978)	(164,013)	(89,715)

Cash flows from financing activities
Bank overdraft		2,072	-	2,072	-
Gross proceeds from common share issuances	18	-	741	66,412	9,076
Issuance costs related to common share issuances	18	(79)	-	(4,535)	(476)
Gross proceeds from preference share issuances	17	-	-	32,900	-
Issuance costs related to preferance share issuances	17	-	-	(2,178)	-
Payment of dividends		(816)	-	(1,513)	-
Gross proceeds from units	16, 18b	-	-	-	175,000
Issuance costs related to units	16, 18b	-	(2)	-	(9,982)
Proceeds from bank loans	13	13,000	-	53,000	-
Repayments of bank loans	13	(250)	-	(10,250)	-
Line of credit/(repayment)		-	-	-	(5,625)
Net cash provided by financing activities		13,927	739	135,908	167,993

Effect of foreign exchange on cash held in foreign currency		1,388	114	(61)	108
Net (decrease)/increase in cash during the period		(28,355)	(42,692)	(12,222)	53,747
Cash and cash equivalents, beginning of the period		43,182	106,135	27,049	9,696
Cash and cash equivalents, end of the period		14,827	63,443	14,827	63,443

Non-cash transactions (Note 25)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.	Corporate information

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three and nine-month periods ended September 30, 2013 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in Barbados, Banro Group (Barbados) Limited. In June 2013, the Company completed a reorganization of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL, to now be held under the respective wholly-owned subsidiaries of Banro Group (Barbados) Limited, comprising of Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited, Namoya (Barbados) Limited and Twangiza (Barbados) Limited.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. Banro’s Series A Preference Shares are listed on the Canadian National Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of preparation

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and nine-month periods ended September 30, 2013, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, which includes information necessary to understand the Company’s business and financial statement presentation.

b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value.

c)	Summary of significant accounting policies

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 2 of the annual consolidated financial statements of the Company for the year ended December 31, 2012, except for those newly adopted accounting standards noted below.

The Company has applied the following new and revised IFRSs in these interim condensed consolidated financial statements: IFRS 10 Consolidated financial statements (“IFRS 10”), IFRS 13 fair value measurements (“IFRS 13”), IAS 1 Presentation of financial statements (“IAS 1”), IAS 27 Separate financial statements (“IAS 27”), and IAS 28 Investments in associates and joint ventures.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

d)	Use of estimates and judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

e)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, however, no mandatorily effective date has currently been defined. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 36, Impairment of Assets (“IAS 36”) was issued by the IASB in May 2013. The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units are required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 39, Financial Instruments: recognition (“IAS 39”) was issued by the IASB in June 2013. The amendment clarifies that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

In May 2013, IFRS Interpretation Committee (“IFRIC”) published IFRIC Interpretation 21, Levies (“IFRIC 21”), effective for annual periods beginning on or after January 1, 2014. IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

3.	Subsidiaries

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Beneficial Common Share Ownership Interest	Principal Activity
Twangiza Mining SARL	Democratic Republic of the Congo	100%	Mining
Namoya Mining SARL	Democratic Republic of the Congo	100%	Mining
Lugushwa Mining SARL	Democratic Republic of the Congo	100%	Mining
Kamituga Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro Congo Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro American Resources Inc.	United States of America	100%	Inactive
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

4.	Cash and cash equivalents

Cash and cash equivalents of the Company include cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

	September 30, 2013	December 31, 2012

Cash	$14,487	$25,951
Cash equivalents	340	1,098
	$14,827	$27,049

5.	Advances and accounts receivable

Advances of the Company include receivables relating to value-added taxes (“VAT”) in the amount of $9,132 (December 31, 2012 - $6,773), as well as advances to employees. Accounts receivables include trade receivables resulting from revenues generated by Twangiza Mining SARL. There is no allowance on the VAT receivables, advances to employees outstanding, or accounts receivable as at September 30, 2013, as all advances are expected to be recovered.

	September 30, 2013	December 31, 2012

Other advances	$495	$430
Accounts receivable	276	-
VAT receivable	9,132	6,773
	$9,903	$7,203

6.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine-month periods ended September 30, 2013 and 2012 was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$
Short-term employee benefits	872	789	3,209	5,395
Other benefits	20	25	59	78
Employee retention allowance	49	80	156	150
Share-based payments	-	-	-	9,018
Other long-term employee benefits	(258)	-	2,756	-
	683	894	6,180	14,641

During the three and nine-month periods ended September 30, 2013, directors fees of $75 and $198 respectively (three and nine-month periods ended September 30, 2012 - $63 and $200, respectively) were paid to non-executive directors of the Company.

Other long-term employee benefits of $2,756, comprises the remainder owing of the $3,600 settlement amount agreed upon with the Company’s former CEO relating to his departure, and is payable over 32 monthly installments of $86. The Company also issued 500 share appreciation rights to the former CEO as part of the settlement exercisable at a price of Cdn$2.30 and which expire in June 2015.

b)	Other Related Parties

	September 30, 2013	December 31, 2012
	$	$
Due from related parties	176	97
Due to related party	667	66

During the three and nine-month periods ended September 30, 2013, legal fees of $60 and $1,311, respectively (three month and nine-month periods ended September 30, 2012 - $29 and $696, respectively), incurred in connection with the Company’s preference and common share financing and other financings, as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at September 30, 2013, the balance of $667 (December 31, 2012 - $66) owing to this legal firm was included in due to related party.

During the three and nine-month periods ended September 30, 2013, the Company incurred common expenses of $104 and $187, respectively (three and nine-months periods ended September 30, 2012 - $100 and $237, respectively) in the Congo together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at September 30, 2013, an amount of $170 (December 31, 2012 – $94) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and nine-month periods ended September 30, 2013, the Company incurred common expenses of $4 and $70, respectively (three and nine-month periods ended September 30, 2012 - $125 and $317, respectively) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at September 30, 2013, an amount of $6 (December 31, 2012 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

During the three and nine-month periods ended September 30, 2013, $7 was repaid to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the Congo. As at September 30, 2013, an amount of $2 (December 31, 2012 - $nil) was due to Delrand. Amounts due to Delrand are included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

7.	Prepaid expenses and deposits

Prepaid expenses and deposits comprise mainly $4,450 (December 31, 2012 - $1,869) of advances to suppliers of Twangiza Mining SARL and $7,591 (December 31, 2012 - $3,944) of prepayments to suppliers of Namoya Mining SARL with the remaining $1,986 of prepaid expenses and deposits relating to other operating segments.

8.	Inventories

	September 30, 2013	December 31, 2012
	$	$
Gold bullion	2,661	2,853
Gold-in-process	337	1,075
Stockpile ore	1,206	663
Parts and supplies inventory	22,450	13,408
	26,654	17,999

During the three and nine-month periods ended September 30, 2013, the Company recognized $8,404 and $23,305, respectively, (three and nine-month periods ended September 30, 2012 - $2,722 and $2,722) of inventories consumed at the Twangiza Mine as an expense.

9.	Investment in associate

The Company’s investment in Delrand, which meets the definition of an associate of the Company, is summarized as follows:

Delrand Resources Limited	September 30, 2013	December 31, 2012

Percentage of ownership interest	28.65%	33.60%
Common shares held	17,717	17,717
Total investment	$1,391	$1,459

Delrand is a publicly listed entity on the Toronto Stock Exchange and the Johannesburg Stock Exchange Limited in South Africa, involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30. The Company’s investment in Delrand is accounted for in the interim condensed consolidated financial statements using the equity method. The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at September 30, 2013, is $1,542 (December 31, 2012 - $3,561). For the three and nine-month periods ended September 30, 2013, the Company’s share of loss in the results of Delrand was $13 and $65, respectively (three and nine-month periods ended September 30, 2012 - $25 and $104, respectively). During the three months ended September 30, 2013, Delrand issued additional shares pursuant to warrants exercised for gross proceeds of $391, reducing the Company’s ownership interest in Delrand from 30.16% to 28.65%. In May 2013, Delrand completed a private placement of shares for gross proceeds of $265, reducing the Company’s ownership interest in Delrand from 33.60% to 30.16%. As a result, there was a dilution gain of $46 and a dilution loss of $28, respectively, for the three and nine month periods ended September 30, 2013 (three and nine-month periods ended September 30, 2012 – $nil and gain of $49, respectively).

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company’s investment in Delrand is summarized as follows:

Balance at December 31, 2011	$1,505
Share of loss	(130)
Dilution gain	49
Cumulative translation adjustment	35
Balance at December 31, 2012	1,459
Share of loss	(65)
Dilution loss	(28)
Repayment of advances	7
Cumulative translation adjustment	18
Balance at September 30, 2013	$1,391

10.	Property, plant and equipment

The Company’s property, plant and equipment are summarized as follows:

	Mining assets	Plant and equipment	Total
	$	$	$
Cost
Balance at January 1, 2012	-	33,996	33,996
Additions	8,880	23,203	32,083
Transfers	54,771	211,305	266,076
Disposals	-	(1,628)	(1,628)
Balance at December 31, 2012	63,651	266,876	330,527
Additions	23,722	5,796	29,518
Transfers	-	-	-
Disposals	-	(4)	(4)
Balance at September 30, 2013	87,373	272,668	360,041

Accumulated Depreciation
Balance at January 1, 2012	-	9,859	9,859
Depreciation for the year	-	10,272	10,272
Depletion for the year	3,942	-	3,942
Disposals	-	(1,285)	(1,285)
Balance at December 31, 2012	3,942	18,846	22,788
Depreciation for the period		17,656	17,656
Depletion for the period	6,876	-	6,876
Disposals	-	(3)	(3)
Balance at September 30, 2013	10,818	36,499	47,317

Carrying amounts
Balance at December 31, 2012	59,709	248,030	307,739
Balance at September 30, 2013	76,555	236,169	312,724

During the nine months ended September 30, 2013, the Company removed from its accounting records assets with a total cost of $4 (September 30, 2012 - $nil) that were no longer in use. This resulted in a loss of $1 (September 30, 2012 - $nil), which is reflected in the interim condensed consolidated statement of comprehensive loss. The Company’s property, plant and equipment in the Congo are pledged as security as part of the Company’s debt offering of March 2012 and bank loans (notes 13 and 16).

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

11.	Exploration and evaluation assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total
Cost	$	$	$	$	$	$
Balance as at January 1, 2012	16,266	51,921	36,014	6,646	2,595	113,442
Additions	6,413	10,021	8,834	8,825	99	34,192
Transfer to mines under construction	-	(51,921)	-	-	-	(51,921)
Balance as at December 31, 2012	22,679	10,021	44,848	15,471	2,694	95,713
Additions	4,127	3,551	3,727	3,949	48	15,402
Balance as at September 30, 2013	26,806	13,572	48,575	19,420	2,742	111,115

There is approximately $20 of intangible exploration and evaluation expenditures as at September 30, 2013 and December 31, 2012. The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above.

a.	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the Congo, approximately 45 kilometres south of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits held by Twangiza Mining SARL, a Congo registered subsidiary of the Company. Exploration and evaluation expenditures indicated in the table above are with respect to targets and prospects outside the Twangiza Main and Twangiza North deposits.

b.	Namoya

The Namoya property consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema province in the east of the Congo, approximately 225 kilometres southwest of the Town of Bukavu. Namoya Mining SARL, which is a Congo registered subsidiary of the Company, has a 100% interest in the said permit.

c.	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s Congo registered subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

d.	Kamituga

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s Congo registered subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.

e.	Banro Congo Mining

The Company’s Congo subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

12.	Mine under construction

Development expenditures with respect to the construction of the Company’s Twangiza and Namoya mines are as follows:

	Twangiza Mine	Namoya Mine	Total
Cost	$	$	$
Balance as at January 1, 2012	277,850	-	277,850
Additions	72,532	118,304	190,836
Pre-production commercial revenue	(68,112)	-	(68,112)
Transfers	(282,270)	51,921	(230,349)
Balance as at December 31, 2012	-	170,225	170,225
Additions	-	122,128	122,128
Balance as at September 30, 2013	-	292,353	292,353

Mine under construction is not amortized until construction is completed. This is signified by the formal commissioning of a mine for production.

13.	Bank loans

	Current	Non-current	Total
	$	$	$
Balance at December 31, 2011	5,625	-	5,625
Withdrawals	9,375	-	9,375
Interest	182	-	182
Repayments	(15,182)	-	(15,182)
Balance at December 31, 2012	-	-	-
Withdrawals	39,750	13,250	53,000
Repayments	(10,250)	-	(10,250)
Balance at September 30, 2013	29,500	13,250	42,750

In February 2013, the Company announced the arrangement of two credit facilities. The credit facilities for $30,000 were completed with two commercial banks in the Congo, Rawbank and Ecobank, each for $15,000, and at rates of 9% and 8.5% interest, respectively. The Rawbank facility (including accrued interest) has been renegotiated to be repayable in ten equal monthly installments starting in April 2014 while the Ecobank facility is repayable in four equal quarterly payments from March 31, 2014. The Company has accrued interest on the credit facilities of $nil for the nine months ended September 30, 2013 (December 31, 2012 - $nil) under accrued liabilities in its consolidated statement of financial position. The Company has recorded interest expense of $341 and $911, respectively, for the three and nine months ended September 30, 2013 (three and nine months ended September 30, 2012 - $nil and $182) and $517 was recorded in mine under construction during the nine months ended September 30, 2013 (December 31, 2012 - $nil). An additional $10,000 bridge loan was drawn from Rawbank in April 2013 and was repaid May 31, 2013 with accrued interest of $176 that was capitalized to mine under construction. In July 2013, an additional $3,000 credit facility was received from Rawbank. The loan bears interest of 10% and is repayable over 24 monthly installments starting in September 2013. In September 2013, the Company received a $10 million credit facility from a bank in the Congo, Banque Commerciale du Congo ("BCDC"), at a rate of 8% interest. The BCDC loan is repayable, starting February 2014, in ten equal monthly installments of $1,000 and a final installment of $384.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

14.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at September 30, 2013, the Company had accrued a liability of $2,584 (December 31, 2012 - $2,170).

The following table summarizes information about changes to the Company’s employee retention allowance during the nine months ended September 30, 2013.

$
Balance at December 31, 2011	1,385
Additions	878
Payments to employees	(93)
Balance at December 31, 2012	2,170
Additions	649
Payments to employees	(235)
Balance at September 30, 2013	2,584

15.	Provision for closure and reclamation

It is the Company’s intention to protect the land on which it operates in accordance with best practices of the mining industry and to comply with all applicable laws governing protection of the environment. As such, the Company recognizes a provision related to its constructive and legal obligation in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza Mine is calculated at the net present value of the future expected cash outflows using an interest rate in the Congo of 20%, a mine life of 12 years, and estimated future cash costs of $6,566. The provision for the Namoya Mine is calculated at the net present value of the future expected cash outflows using an interest rate in the Congo of 20%, a mine life plus expected time to reclaim land of 10 years, and estimated future cash costs of $5,669. For the three and nine-month periods ended September 30, 2013, the Company recorded an accretion expense of $65 and $97, respectively (three and nine month period ended September 30, 2012 - $777). As at September 30, 2013, the Company had a provision for mine closure and reclamation of $1,821 (December 31, 2012 - $777).

	Twangiza Mine	Namoya Mine	Total
	$	$	$
Balance at December 31, 2011	767	-	767
Unwinding of the discount rate	10	-	10
Balance at December 31, 2012	777	-	777
Unwinding of the discount rate	97	-	97
Additions	-	947	947
Balance at September 30, 2013	874	947	1,821

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

16.	Long-term debt

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company has recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company has been capitalizing the related portion of all borrowing costs calculated using a capitalization rate of 88%. As at September 30, 2013, the fair value of the long-term debt is $110,842 (December 31, 2012 - $148,372). For the three and nine-month periods ended September 30, 2013, the Company capitalized borrowing costs of $4,700 and $14,101, respectively, (three and nine-month periods ended September 30, 2012 – $4,445 and $10,370, respectively) to mine under construction and recognized $725 and $1,991, respectively, (three and nine-month periods ended September 30, 2012 - $618 and $1,441, respectively) of borrowing costs under interest expense in its interim condensed consolidated statement of comprehensive loss. The Company has accrued interest on the long-term debt of $1,458 (December 31, 2012 - $5,801) under accrued liabilities in its consolidated statement of financial position.

	Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
Long-term debt	$175,000	$-	$-	$175,000	$-
Long-term debt interest	$61,250	$17,500	$43,750	$-	$-

17.	Preference shares

a)	Authorized

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series shall be ranked on a parity with the preference shares of every other series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued

On April 25, 2013 (the “Closing Date”), the Company issued 116 series A preference shares of the Company at a price of $25 per series A preference share and 1,200 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200 associated series B preference shares of the Company at a price of $25 per combined Subco Share and series B preference share, for gross aggregate proceeds of $32,900. Collectively, the said series A preference shares and Subco Shares are referred to as the “Preference Shares”. All share amounts are presented in thousands.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall generally be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (which is defined in the Company’s articles of amendment dated April 23, 2013) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (which is defined in the Company’s articles of amendment dated April 23, 2013 and which generally will vary between 10% and 15% depending on the aggregate monthly production level at the Company’s operating mines) on such dividend payment date by (B) four.

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

The Company has classified the Preference Shares as financial liabilities through profit or loss for reporting purposes given that the shares are a derivative since they may possibly be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive loss. On issuance, the Company recognized the Preference Shares at their fair value (net of transaction costs) of $30,832 in its consolidated statement of financial position. As at September 30, 2013, the Company has recognized the Preference Shares at their fair value of $30,701 and a related loss on the change in fair value of the derivative financial liability of $3,248 for the three months ended September 30, 2013 and a gain of $2,199 for the nine months ended September 30, 2013.

Issued and outstanding Preference Shares are as follows:

	Number of Preference Shares	Fair Value on Issuance	Fair Value
	(in thousands)	$	$
Series A
Issued on April 25, 2013	116	2,900	2,900
Change in fair value during the period	-	-	(194)
Balance at September 30, 2013	116	2,900	2,706

Subco Shares*
Issued on April 25, 2013	1,200	30,000	30,000
Change in fair value during the period	-	-	(2,005)
Balance at September 30, 2013	1,200	30,000	27,995

Total Balance at September 30, 2013			30,701

*There is another 1,200 series B preference shares of the Company associated with the Subco Shares.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

18.	Share capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

In April 2013, the Company completed a short-form prospectus offering which included 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795.

As of September 30, 2013, the Company had 252,101 common shares issued and outstanding (December 31, 2012 – 201,882).

b)	Share purchase warrants

As part of the Offering disclosed in Note 16, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017.

During the year ended December 31, 2012, a total of 80 of 1,050 broker warrants originally issued in February 2011 were exercised into common shares. The remaining 945 broker warrants that were outstanding at December 31, 2012 expired unexercised in February 2013.

In April 2013, the Company issued 735 broker warrants each of which is exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2015.

As of September 30, 2013, the Company had 8,400 Warrants outstanding (December 31, 2012 – 8,400).

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three month period ended September 30, 2013, amounting to 252,101 (September 30, 2012 – 200,726) common shares and for the nine month period ended September 30, 2013 amounting to 230,946 (September 30, 2012 – 200,177) common shares. Diluted earnings/(loss) per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2013 is 252,101 and 230,946 common shares, respectively (three and nine-month periods ended September 30, 2012 – 203,573 and 203,261 common shares, respectively).

19.	Share-based payments

a)	Stock Option Plan

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. Options granted typically have a contractual life of five years from the date of grant.

The following tables summarize information about stock options:

For the nine months ended September 30, 2013:

								Weighted
		During the Year						average
Exercise Price Range	Opening						Closing	remaining	Vested &	Unvested
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired		Balance	contractual	Exercisable
								life (years)
1.10 - 2.35	4,003	-	-	(92)	-		3,911	1.70	3,911	-
2.40 - 4.75	10,616	-	-	(1,180)	(60)		9,376	3.86	7,199	2,177
	14,619	-	-	(1,272)	60		13,287	3.24	11,110	2,177
Weighted Average Exercise Price (Cdn$)	3.79	-	-	3.87		-	3.79	-	3.72	4.43

For the nine months ended September 30, 2012:

							Weighted
		During the Year					average
Exercise Price Range	Opening					Closing	remaining	Vested &	Unvested
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	contractual	Exercisable
							life (years)
1.10 - 2.35	8,044	-	(3,084)	-	-	4,960	2.47	4,961	-
2.40 - 4.75	3,099	8,032	(670)	(646)	-	9,815	4.41	1,381	8,434
12.00 - 15.00	335	-	-	-	(335)	-	-	-	-
	11,478	8,032	(3,754)	(646)	(335)	14,775	3.25	6,342	8,434
Weighted Average Exercise Price (Cdn$)	2.20	4.58	2.37	4.65	12.31	3.50	-	2.41	3.71

 The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were no stock options granted during the nine-month period ended September 30, 2013. The assessed fair value, using the Black-Scholes option pricing model of stock options granted during the nine month period ended September 30, 2012, was a weighted average Cdn$1.80 per stock option.

During the three and nine-month periods ended September 30, 2013, the Company recognized in the consolidated statement of comprehensive loss an expense of $193 and $ 2,793, respectively (three and nine-month periods ended September 30, 2012 - $2,004 and $5,150, respectively) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $1,399 for the nine-month period ended September 30, 2013 (nine-month period ended September 30, 2012 – $6,095) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

b)	Share Appreciation Rights Plan

In June 2013, the Company established an incentive Share Appreciation Rights (“SARs”) Plan under which non-transferable SARs may be granted to directors, officers, or employees of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the SAR, and the exercise of the SARs granted is not dependent on any performance-based criteria.

Under this SARs Plan, all of the SARs granted to date vest on the 12 month anniversary of their grant date. SARs granted to date have a contractual life of two years from the date of grant.

The following tables summarize information about SARs:

							Weighted
		During the Year					average
Exercise Price Range	Opening					Closing	remaining	Vested &	Unvested
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	contractual	Exercisable
							life (years)
$2.30	-	500	-	-	-	500	1.70	-	500
	-	500	-	-	-	500	1.70	-	500
Weighted Average Exercise Price (Cdn$)	-	2.30	-	-	-	2.30	-	-	2.30

The model inputs for SARs granted during the nine-month period ended September 30, 2013 included:

Period ended	September 30, 2013
Risk free interest rate	1.09%
Expected life	1 year
Annualized volatility	69.61%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	0.1880

The expected price volatility is based on the historic volatility (based on the remaining life of the SARs), adjusted for any expected changes to future volatility due to publicly available information.

During the three and nine-month periods ended September 30, 2013, the Company recognized in the consolidated statement of comprehensive loss a change in fair value of $17 and a net expense of $31, respectively (three and nine-month periods ended September 30, 2012 - $nil) representing the fair value at the date of grant of SARs, less changes in fair value, previously granted under the Company’s SARs Plan.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

20.	Commitments and contingencies

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at September 30, 2013 are as follows:

2013	$67
2014	$101
2015	$68
$236

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated income/losses, cash flow or financial position.

21.	Segmented reporting

The Company has three operating segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining and exploration and development projects are located in the Congo. All of the Company’s revenues from the sale of gold bullion in the Congo are to a single customer.

	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	27,133	-	-	-	27,133
Operating expenses	(23,912)	-	-	-	(23,912)
Gross earnings from operations	3,221	-	-	-	3,221

Other expenses	(292)	-	-	(1,187)	(1,479)
Share-based payments	(66)	-	-	(127)	(193)
Transaction costs	-	-	-	-	-
Interest expense, net	(297)	-	-	(892)	(1,189)
Net earnings/(loss) from operations	2,566	-	-	(2,206)	360

Share of loss from investment in associate	-	-	-	(13)	(13)
Dilution gain on investment in associate	-	-	-	46	46
Loss on disposition of capital asset	-	-	-	-	-
Gain on change in fair value of derivative liability	-	-	-	(3,248)	(3,248)
Dividends paid	-	-	-	(816)	(816)
Earnings/(loss)for the period	2,566	-	-	(6,237)	(3,671)

Capital expenditures	8,180	4,938	44,396	1	57,515

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the three months ended September 30, 2012

	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	8,692	-	-	-	8,692
Operating expenses	(7,990)	-	-	-	(7,990)
Gross earnings from operations	702	-	-	-	702

Other expenses	(217)	-	-	(666)	(883)
Share-based payments	-	-	-	(2,004)	(2,004)
Interest expense, net	(16)	-	-	(568)	(584)
Net earnings/(loss) from operations	469	-	-	(3,238)	(2,769)

Share of loss from investment in associate	-	-	-	(25)	(25)
Dilution gain on investment in associate	-	-	-	-	-
Loss on disposition of capital asset	-	-	-	-	-
Earnings/(loss)for the period	469	-	-	(3,263)	(2,794)

Capital expenditures	17,407	10,864	49,538	3	77,812

For the nine months ended September 30, 2013

	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	84,786	-	-	-	84,786
Operating expenses	(68,078)	-	-	-	(68,078)
Gross earnings from operations	16,708	-	-	-	16,708

Other expenses	(1,047)	-	-	(8,096)	(9,143)
Share-based payments	(1,388)	-	-	(1,405)	(2,793)
Transaction costs	-	-	-	(2,282)	(2,282)
Interest expense, net	(1,573)	-	-	(1,965)	(3,538)
Net earnings/(loss) from operations	12,700	-	-	(13,748)	(1,048)

Share of loss from investment in associate	-	-	-	(65)	(65)
Dilution gain on investment in associate	-	-	-	(28)	(28)
Loss on disposition of property, plant, and equipment	-	-	-	(1)	(1)
Gain on change in fair value of derivative liability	-	-	-	2,199	2,199
Dividends paid	-	-	-	(1,513)	(1,513)
Earnings/(loss)for the period	12,700	-	-	(13,156)	(456)

Capital expenditures	23,722	15,402	122,128	1	161,253

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the nine months ended September 30, 2012

	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	8,692	-	-	-	8,692
Operating expenses	(7,990)	-	-	-	(7,990)
Gross earnings from operations	702	-	-	-	702

Other expenses	(217)	-	-	(4,412)	(4,629)
Share-based payments	-	-	-	(5,150)	(5,150)
Interest expense, net	(16)	-	-	(1,287)	(1,303)
Net earnings/(loss) from operations	469	-	-	(10,849)	(10,380)

Share of loss from investment in associate	-	-	-	(104)	(104)
Dilution gain on investment in associate	-	-	-	49	49
Loss on disposition of capital asset	-	-	-	-	-
Earnings/(loss)for the period	469	-	-	(10,904)	(10,435)

Capital expenditures	76,312	25,882	77,832	131	180,157

Certain items from the Company’s statements of financial position are as follows:

September 30, 2013

	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	291,481	112,891	311,758	1,473	717,603
Total assets	327,240	123,420	327,943	4,587	783,190
Provision for closure and reclamation	(874)	-	(947)	-	(1,821)
Long-term debt	-	-	-	(157,621)	(157,621)
Long-term portion of bank loan	-	-	(13,250)	-	(13,250)

December 31, 2012

	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	286,516	97,945	189,116	1,579	575,156
Total assets	325,976	102,397	196,394	11,020	635,787
Provision for closure and reclamation	(777)	-	-	-	(777)
Long-term debt	-	-	-	(154,685)	(154,685)

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Geographic segmentation of non-current assets is as follows:

September 30, 2013

	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Investment in Associate	Total
	$	$	$	$	$
Congo	312,642	292,353	111,135	-	716,130
Canada	82	-	-	1,391	1,473
	312,724	292,353	111,135	1,391	717,603

December 31, 2012

	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Investment in Associate	Total
Congo	307,619	170,225	95,733	-	573,577
Canada	120	-	-	1,459	1,579
	307,739	170,225	95,733	1,459	575,156

22.	Production costs

The Company commenced commercial production effective September 1, 2012. Production costs for the Company’s Twangiza Mine for the three and nine-month periods ended September 30, 2013 as well as the related costs for the month of September 2012 are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$
Raw materials and consumables	(8,404)	(2,722)	(23,305)	(2,722)
Salaries	(3,361)	(1,065)	(11,434)	(1,065)
Contractors	(2,782)	(1,004)	(7,828)	(1,004)
Other	(2,521)	(761)	(6,241)	(761)
	(17,068)	(5,552)	(48,808)	(5,552)

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

23.	General and administrative expenses

	Three Months Ended		Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$
Salaries and employee benefits	(767)	(520)	(5,529)	(1,940)
Consulting, management, and professional fees	(245)	(139)	(794)	(648)
Office and sundry	(176)	(178)	(803)	(929)
Depreciation	(12)	(11)	(37)	(26)
Other	(456)	(289)	(1,726)	(1,327)
	(1,656)	(1,137)	(8,889)	(4,870)

24.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	September 30, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
	$	$	$
Financial assets
Investment in associate	1,542	-	-

Financial liabilities
Long-term debt	-	110,842	-
Preferred shares	-	30,701	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2013. The table below also provides a sensitivity analysis of a 10 percent variance of the US dollar against foreign currencies as identified by the amounts shown in the table below as at September 30, 2013.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Canadian Dollar	South African Rand	Congolese Franc	British Pound	Australian Dollar	European Euro
	CDN$	ZAR	CDF	£	AUD	EUR
Cash and cash equivalents	3,700	-	234,716	-	-	-
Prepaid expenses	-	67,780	-	36	1,565	115
Accounts payable	(12)	(47,454)	-	(134)	-	(3)
Retention allowance	-	-	-	-	-	-
Total foreign currency financial assets and liabilities	3,688	20,327	234,716	(98)	1,565	113
Foreign exchange rate at September 30, 2013	0.9723	0.0996	0.0011	1.6179	0.9341	1.3534
Total foreign currency financial assets and liabilities in US $	3,586	2,025	258	(158)	1,462	152
Impact of a 10% variance of the US $ on net earnings	359	202	26	(16)	146	15

d)	Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not currently have any short-term investments.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at September 30, 2013 and December 31, 2012 is as follows:

	September 30, 2013	December 31, 2012
	$	$
Cash and cash equivalents	14,827	27,049
Advances and accounts receivable	9,903	7,203
	24,730	34,252

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt and two bank loans, all other financial obligations of the Company including accounts payable of $45,738, accrued liabilities of $10,203, bank loans of $29,500 and due to related parties of $667 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity price risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net loss	(3,671)	(2,794)	(456)	(10,435)
Impact of a 10% weakening of the spot price of gold	(2,714)	(869)	(8,479)	(869)
Net loss after impact	(6,385)	(3,663)	(8,935)	(11,304)

The Company does not have any financial derivatives to manage commodity price risk.

i)	Title risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

j)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	September 30, 2013	December 31, 2012
	$	$
Share capital	518,615	456,738
Warrants	13,252	13,252
Contributed surplus	41,919	37,610
Deficit	(84,779)	(84,323)
	489,007	423,277

25.	Non-cash transactions

During the periods indicated there were significant investing and financing non-cash transactions:

		Three-month periods ended		Nine-month periods ended
	Note	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		$	$	$	$
Depreciation included in exploration and evaluation assets	11	211	348	642	474
Depreciation included in mine under construction assets	12	1,599	2,837	4,583	4,037
Share-based compensation included in exploration and evaluation assets	19	102	813	528	1,122
Share-based compensation included in mine under construction assets	19	136	3,211	914	4,973
Employee retention allowance	14	145	440	649	622

26.	Events after the reporting period

The Company has secured $10,000 in additional loans through the resource fund of Auramet Trading, LLC (“Auramet”), the organization through which the Company currently sells gold produced from its Twangiza mine. The loans are repayable in six monthly physical gold deliveries commencing July 2014 and ending December 2014, with the number of ounces to be delivered to be 1,558 ounces per month. The Company has also negotiated a prepayment arrangement which provides for prepayment by Auramet for gold sales to Auramet up to 30 days in advance of gold delivery. The amount of prepayment at any one time will not exceed $7,500. This gold prepayment arrangement will be in place until February 2014.

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